ICTV Brands, Inc. (a publicly traded company in the US –Ticker ICTV and Canada – Ticker ITV)

Corporate Headquarters: 489 Devon Park Drive Suite 315 Wayne, PA 19087 Phone: 484-598-2313 Fax: 484-598-2301

December 17, 2015

VIA EDGAR and Email

haseleyc@sec.gov

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:

Courtney Haseley

Lisa Kohl

Mara Ransom

Re:  ICTV Brands Inc. Registration Statement on Form S-3 (File No. 333-208077)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), ICTV Brands, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3, file number 333-208077, together with all amendments and exhibits thereto (the “Registration Statement”), effective immediately. The Company intends to re-file the Registration Statement on Form S-1. The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Company confirms that no securities have been sold in the proposed offering.

The Company requests that, in accordance with Rule 457(p) under the Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you are in need of additional information, please feel free to contact Gerald W. Gritter of Levinson, Gritter & DiGiore LLP at (561) 391-8899 or the undersigned at (484) 598-2313.

Very truly yours,

/s/ Richard Ransom

Richard Ransom

President